Exhibit (e)(18)

BONUS AGREEMENT

THIS BONUS AGREEMENT (“Agreement”) is made as of this         day of                 , 2011 (the “Effective Date”) by and between                                  (“Employee”) and Tasty Baking Company, a Pennsylvania corporation (“Company”).

Employee and the Company hereby agree as follows:

1. Bonus. Provided the Employee meets the eligibility requirements set forth in Paragraph 2 below, the Company shall pay to the Employee a lump sum cash payment equal to                                      ($                ) (the “Bonus”).

2. Completion Bonus Eligibility. Employee shall be eligible to receive the Bonus if: (i) Employee remains employed by the Company as of the earlier of (A) the date hereinafter that the Company consummates one or more of the strategic and financial options generally described in its press release dated January 5, 2011, namely, refinancing the Company’s long-term debt due on June 30, 2011, raising additional capital, a combination with another company as part of the consolidation occurring in the baked goods industry, or a sale of the Company, or (B) June 30, 2011 (such earlier date being the “Effective Date”); or (ii) the Employee’s employment with the Company is terminated for any reason prior to the Effective Date, including his death prior to the Effective Date, other than a termination for cause (as defined below) or by his voluntary resignation.

3. Payment of Bonus. The Bonus shall be paid to Employee, or to his estate in the event of his death, not later than ninety (90) days following the Effective Date, but in no event later than September 28, 2011. Payment of the Bonus shall be net of all tax withholdings and other deductions required by law.

4. Definition of Cause. For purposes of this Agreement, “cause” shall mean:

(i) Employee’s conviction in a court of law of any crime or offense which constitutes a felony, which conviction, in the good faith judgment of the Board of Directors of the Company, makes him unfit for continuing employment, prevents him from effectively performing his duties for the Company, or materially and adversely affects the reputation or business activities of the Company;

(ii) Dishonesty or willful misconduct which materially and adversely affects the reputation or business activities of the Company and which continues after written notice thereof to Employee (provided that prior to termination for such reason, the Company shall give Employee written notice of the acts constituting grounds for such termination and in the event such acts are capable of being cured, the Company shall give Employee a period of 20 days within which to cease and correct such acts, such that there is no longer grounds for termination for cause, and if Employee fails to cease and correct such acts the Agreement shall be deemed terminated), or misappropriation of funds;

(iii) Substance abuse, including abuse of alcohol or use of illegal narcotics, or other drugs or substances, for which Employee fails to undertake and maintain effective treatment within 15 days after being requested so to do by the Company; or

(iv) Employee’s continuing material failure or refusal to perform the duties associated with his position with the Company, or to carry out in all material respects the lawful directives of the Board of Directors of the Company (other than such failure resulting from Employee’s incapacity due to injury, physical or mental illness, disability or death); provided that the Company shall give Employee written notice of the acts and in the event such acts are capable of being cured, the Company shall give Employee a period of 20 days within which to cease and correct such acts, such that there is no longer grounds for termination for cause, and if Employee fails to cease and correct such acts this Agreement shall be deemed terminated and Employee shall have no right to receive the benefits/payments provided herein.

5. Severability. If any provision of this Agreement shall be found invalid by any court of competent jurisdiction, such finding shall not affect the validity of the other provisions hereof and the invalid provisions shall be deemed to have been severed herefrom.

6. Applicable Law. This Agreement is entered into and executed in the Commonwealth of Pennsylvania and shall be governed by the laws of such Commonwealth.

7. Non-integration. This Agreement shall not be deemed to be an offer of continued employment and shall be in addition to any other agreement between the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TASTY BAKING COMPANY

By:_	By:_

                    Charles P. Pizzi

                    President and Chief

                    Executive Officer

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